Exhibit 99.1

PRESS RELEASE	Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: (905) 726-2462
Fax: (905) 726-7164
www.magna.com

MAGNA ANNOUNCES OUTLOOK

January 15, 2014, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today announced its financial outlook for 2014.  All amounts are in U.S. dollars.

Don Walker, Magna’s Chief Executive Officer commented: “Our outlook indicates our continued progress in expanding our business in high growth regions, particularly in Asia.  In addition, our outlook reflects our commitment to improving operating results in Europe including through ongoing restructuring, implementing operational improvements and exercising discipline in quoting new business.  This, together with ongoing strong performance in North America, is expected to result in continued improvement in our consolidated operating margin in the coming years.”

2014 OUTLOOK

Light Vehicle Production (Units)
North America	16.7 million
Europe	19.1 million

Production Sales
North America	$16.8 billion - $17.4 billion
Europe	$9.5 billion - $9.9 billion
Rest of World	$2.3 billion - $2.6 billion
Total Production Sales	$28.6 billion - $29.9 billion

Complete Vehicle Assembly Sales	$2.6 billion - $2.9 billion

Total Sales	$33.8 billion - $35.5 billion

Operating Margin*	Mid 6% range

Tax Rate*	Approximately 24.5%

Capital Spending	Approximately $1.4 billion

* Excluding other expense (income), net

In addition to our 2014 sales and light vehicle production outlook above, we expect 2016 total production sales to be approximately $3.6 billion higher than 2014, based on assumed full year 2016 light vehicle production volumes of approximately 17.7 million units in North America and approximately 20.9 million units in Europe.  We expect the increase in total production sales to be split approximately as follows by segment: 45% in North America, 25% in Europe and 30% in Rest of World.

In this outlook we have assumed no material acquisitions or divestitures.  In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2013 rates.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

We have approximately 125,000 employees in 316 manufacturing operations and 84 product development, engineering and sales centres in 29 countries.

We will be making a presentation at the Deutsche Bank Global Auto Industry Conference on Wednesday, January 15, 2014 at 12:05 p.m. EST during which we will review the details of our Outlook. The presentation will be webcast and available on our website at www.magna.com. The slides accompanying the presentation will be available on our website Wednesday morning by 7 a.m. EST.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s: forecasts of light vehicle production in North America and Western Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe and Rest of World segments for 2014 and subsequent years to 2016; complete vehicle assembly sales; consolidated operating margin, including improvement in future years; effective income tax rate; fixed asset expenditures; implementation of action plans and operating results improvement in Europe, including through restructuring actions, operational improvements and quoting discipline; expansion of our business in high growth regions, including Asia.  The forward-looking statements or forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing economic uncertainty in various geographic regions, including Western Europe; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, Russia, India, Argentina and Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigation being conducted by the German Federal Cartel Office; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; risks arising due to the failure of a major financial institution; liquidity risks; bankruptcy or insolvency of a major customer or supplier; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov